INVEST IN **ADAPTYV BIOSYSTEMS**

We use synthetic biology and nanofluidics for next-gen protein engineering



adaptyvbio.com Wilmington DE Technology

LEAD INVESTOR

Timothee Peter

Adaptive Biosystems is working in an industry that will need large amounts of data to design effective protein based medication. The technology currently being developed at Adaptyv Biosystems enables to gather this data in an effective and scalable way. Not only will this information be extremely valuable for screening those proteins, but it will allow the development of more complex medications in the future. Adaptiv's team showed motivation and drive from the beginning of the project and I'm excited to see how their project will evolve in the future.

Invested $1,000 this round

Highlights

1. In the future, all proteins will be made using cell-free synthetic biology
2. We are building the best platform to engineer proteins based on high-throughput nanofluidics
3. This way we generate the data needed for training ML models that can predict new protein designs
4. Our platform develops better therapies against targets in cancer, autoimmune & rare diseases

Our Team



Julian Englert Co-founder and CEO

Up till now, organisms were the workhorses of biotech and all proteins were made in cells. This decade, the industry will go cell-free and go beyond the proteins that are found in nature. With Adaptyv, we're enabling this next-gen protein engineering to create better therapeutics.





Moustafa Houmani Co-Founder and CTO



Amir Shahein Co-Founder and CSO



Daniel Nakhaee Zadeh Gutierrez Co-Founder and COO

Slide deck


Adaptyv
Biosystems
Next-generation protein engineering


Antibody therapeutics are great but really hard to develop
Cell
Antigen
Antibody
Affinity
Kinetics
Epitope
Cross-Reactivity
Stability
Developing antibodies is a multi-parameter
optimization problem across a huge design space
→ Needs lots of high-quality data


Cell-free + nanofluidics = high-throughput screening
We can make and
test each antibody
in one nanoliter!
By integrating antibody synthesis and characterization
onto a nanofluidic chip, we can massively increase the
number of antibodies / proteins that can be screened


After only 6 months of working on antibodies
4 Pilots (on-going)
4 LOIs / projects scheduled
UNIVERSITÉ DE GENÈVE
Universität Zürich
Macromoltek
pure biologics
TWIST BIOPHARMA
Philogen
innovating targeting
adivo
abalone bio

Forward-looking projections cannot be guaranteed.


Go to market: Fee-for-service model to generate data
• We interface with standard antibody discovery pipelines (phage display)
• We provide our partners with 100x more data about their phage display pools (deep screening on our platform)
• We can use all of that data to train our ML models to understand antibody binding → then we'll use those models to design new antibodies in silico
Deep screening workflow


Display Pool
Clone Isolation
Clone Identification (NGS)
Antibody Expression and Characterization
Data Analysis

Forward-looking projections cannot be guaranteed.

In two years: Integrated in silico protein design workflow


Design
Test
Learn

- Computationally design synthetic antibody / protein library against a target
- Experimentally validate predictions using multi-parameter characterization platform (expression, affinity, kinetics, epitope targeting, stability, aggregation)
- Fine-tune pretrained ML models using the screening results and generate new, optimized synthetic library
- Repeat *Design* → *Test* → *Learn* cycle to arrive at optimal therapeutic candidate

Forward-looking projections cannot be guaranteed.

In 5 years: operating system for protein engineering


Backend: Wet lab testing and training of AI
Design
Test
Learn
Frontend: Protein design platform

- Our AI platform has been trained on billions of protein sequences expressed and tested
- The knowledge about behavior of different sequence motifs has been encoded in our design algorithms
- Our bioinformatics frontend has become the standard operating system for protein designers worldwide

Forward-looking projections cannot be guaranteed.

Founding team



Julian Englert	Daniel Nakhaee-Zadeh	Moustafa Houmani	Amir Shahein
MSc Materials Science	MSc Bioengineering (EPFL, Harvard)	MSc Bioengineering (EPFL, ETHZ)	PhD in Nanofluidics
Quit previous job to found startup	Turned down multiple PhD offers for Adaptyv	Quit his PhD to be full time on Adaptyv	Finishing up his PhD so we have at least one founder w/ PhD

Advisors



Prof. Sebastian Maerkl	Prof. Victor Greiff	Reto Hartmann
EPFL (Switzerland)	University of Oslo (Norway)	Innosuisse
Expert in synthetic biology and nanofluidics	Expert in machine learning and computational antibody engineering	20+ years of Life Sciences business development (US, EU)

Based in Lausanne, Switzerland


Le Chenit
Penthalaz
Cugy
Epalinges
LAUSANNE
Biere
Saint-George
Aubonne
Arzier
Mont-sur-Rolle
Lac Léman (Lake Geneva)
Gingins
Gland
Evian-les-Bains
Nyon
Bernex
Perrignier


Geneva Cointrin Airport (GVA)
Lullin
Saint-Cergues
FRANCE
GENEVA

Moving to Biopôle Life Science Campus next month



ADC ...ichnos... GenomSys HAYA Therapeutics LUDWIG CANCER RESEARCH



Cell-free annex

Last century, organisms were the workhorses of biotech


DNA Construction
Cell Transfection
Cell Propagation and Protein Production
Cell Lysis
Protein Purification

This decade, we will use **cell-free** systems


DNA of target protein
Ribosomes
TX/TL Components
Energy Components
Nanoliter synthesis
Target Protein

Cell-free synthesis enables unlimited new applications


New antibody formats
scFv
Fab
Diabody
BITE
Nanobody
CAR Receptors
DART
Trispecific
New protein designs
DARPIN
Sybody
Affibody
Affimer
Affilin
New chemistries
Non-natural amino acids
ADCs
Novel protein conjugations
Protein targeted labelling
Post translational modifications
Membrane Proteins

Technical annex

Image acquisition and analysis


Antibody on surface
Antigen in equilibrium
Bound complex
Decreasing antigen concentration to determine Kd from fluorescent signal
100 µm
Antibody signal (GFP)
Antigen signal (AF647)
Antigen signal (AF647)

Fluorescence scan of full nanofluidic chip


Antibody Signal
Antigen Signal

The intensity of the signal in each well represents the raw expression level of the antibody (top image) and the raw binding affinity to the antigen target (bottom image)

Pilot: Synthetic nanobodies against SARS-CoV-2

Universität Zürich

Goal of project: Generate high-affinity synthetic nanobodies against SARS-CoV-2. Perform epitope binning to define variants that target a set of non-overlapping epitopes to design broadly neutralizing fusion nanobody.

Done:

- (Partner: Display panning of sybody library against SARS-CoV-2 spike protein)
- Sybody expression test for first validation
- Affinity characterization of 100 selected variants from enriched pool

On-going:

- Full screen of up to 5000 variants from enriched pool
- Epitope binning of top 50 sybodies (1200 unique competition assays)


Affinity ranking of 100 nanobodies
Nanobodies
Affinity (Kd, nM)
Highest affinity sybody (Syb2, 2.69 nM)
Langmuir fit to determine Kd from fluorescent signal